February 24, 2005

Mr. Rufus Decker

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549-0510

Re:  Form 20F for the fiscal year ended July 31, 2004

       File No. 0-29328

       Response to SEC comments – February 16, 2005

Dear Sirs:

Please find our response to your comments as addressed in your letter of February 16, 2005. Before addressing your points in detail, we would like to bring to your attention the current situation facing the ThrillTime Entertainment International, Inc. (the “Company”) as well as actions being implemented by management and the board of directors.

Current Situation

At the time of this letter, the Company is currently working with its primary lenders/creditors in an effort to eliminate its overall debt load. The Company’s lead secured lender, Fitraco NV, out of Belgium, is owed approximately $2.8 million. As detailed in our July 31, 2004 20F filing, Item 3 D. “Risk Factors”, the Company has defaulted on payments to Fitraco NV totaling approximately $1.8 million. The current plan is to sell off the Company’s 100% stake its amusement ride businesses operating as Skycoaster, Inc. (“Skycoaster”)  and Superstar Dragsters, Inc. (“Superstar”).

The security for the Fitraco NV (“Fitraco”) debt are the assets of Skycoaster, Inc.  The underlying value of the Skycoaster assets (patents, trademarks, goodwill, brand) is tied to the License Agreements with its customers.  The License Agreements oblige the customers to pay royalties and acquire parts and services from Skycoaster over the life of the patents.  The patents expire 2010-2012.  In order to protect its security of future cash flows from royalties (the true value of the business and security), Fitraco has been reluctant to foreclose on the Company.  Fitraco’s strategy has been to work with the Company in seeking out a buyer rather than petitioning into bankruptcy. To this end, they have co-operated with the Company by deferring the scheduled debt payments, easing the pressure on the debt service requirements.

At this time, in addition to seeking out potential buyers and working with Fitraco, we continue to work with the holder of the settlement debt and the holder of a promissory note tied to the convertible debenture settlement of January 2003.  We have explored the option of renegotiating the repayment terms and schedule, however, the lenders are favoring the sale of the businesses as the preferred option.

In our efforts to keep each business operating in an orderly manner while a buyer(s) are sought out and with the lenders deferring the debt servicing, all trade payables and liabilities relating to the operations of each business unit, including payroll and taxes, are being paid on a current basis out of operating revenues.

Conclusion

At the time of this letter, we remain positive in working with our lenders and creditors in a manner that takes care of the outstanding debt obligations and frees the Company up to pursue other investment opportunities.  Although the Company has struggled with high acquisition debt, it has been able to survive while it sorts out its problems.  The goal of Management and the Board of Directors is to have the debts settled shortly and position the Company to explore other investment opportunities.

Comments from the SEC relating to the capacity to service debt and cover interest payments should be addressed against the background of the actions currently underway to liquidate its debts.

RESPONSE TO YOUR COMMENTS ON THE 20F

Item 5.  Operating and Financial Review and Prospects

Critical Accounting Policies

1.   Valuation allowance for doubtful accounts

a.    Response: Not applicable. An allowance for doubtful accounts was not required or set up at July 31, 2004 as no receivables were considered uncollectible.

b.   Reserve for product liability insurance

Response: Our product liability insurance policy calls for the first $25,000-$50,000 (depending upon the year of the incident and the policy year covering the claim) to be covered by us – the Self-insured retention (SIR) or deductible.  These costs are typically legal fees used to defend the Company against claims.  At July 31, 2004, there were no claims outstanding where the SIR had not been used up, therefore a reserve was not required.

2.   Impact on assumptions relating to critical accounting policies or estimates

a.    Response:  At July 31, 2004, the underlying asset valuations were based upon the valuations consistent with the going concern principle and the continued support of creditors.  Although the Company is in payment arrears with its major lender, the lender is co-operating with the Company in its efforts of selling off the assets and the businesses as a means of paying down its debt.  Note 1. of the July 31, 2004 financial statements makes reference to the fact that if lender/creditor support goes away, the Company will be required to reduce operations or liquidate assets.  If this was to occur, the Company may be looking at a liquidation value at 25 to 50 cents on the dollar relating to accounts receivable, inventories  and capital assets.

Since the realization of the security held by the lender is dependent upon the generation of cash flows from future royalty payments , the lender is reluctant to force a bankruptcy knowing that this action will have significant negative impact on future operations and collectability.  Therefore, the likelihood of the lender taking action that will materially impact the carrying value of the assets is considered to be minimal and hence the need to change the assumptions and estimates was not considered required for the July 31, 2004 valuations. This position remains today.

Liquidity and Capital Resources

3.   Sources and Uses of Cash

Note.  The Board of Directors is seeking out potential buyers in order to cure the defaults with its lenders and/or eliminate its debt obligations.  In consultation with the key lenders, the Company is having discussions with potential buyers interested in taking over the debt obligations of the Company.  If successful, the Company would be looking to pay off approximately $2.8 million in debt from the proceeds of a sale. While discussions are taking place, the lenders have postponed the scheduled debt payments and therefore, these payments have not been included as a “use” of cash.

•     If the Company is not successful in closing a sale to eliminate its debts, the Company may be forced to liquidate its assets.

•     If the Company is not successful in closing a sale to eliminate its debts and the lenders continue to co-operate with us in postponing the scheduled debt servicing requirements (principal and interest),  the Company would be looking at the following sources and uses of cash to break even (based upon past history) :

a.    Sources:

i. Cash generated from the sale of parts and services to its customers - $600 thousand per year in sales revenues less cost of sales at 62%

ii.            Collection of royalties and joint revenue throughout the year from both businesses – approximate $1,100,000.

b.   Uses:

i. Working capital – inventory and accounts receivable - $200,000

ii.            General and administrative costs - $1,000,000

iii.           Debt servicing - $138,000 (accrued interest)\

The Company’s receivables average 45-60 days.  As indicated on Item 7 of this letter, the accounts over 90 days amounted to $15,939.  As of February 24, 2005, these amounts have been collected.  Therefore, due to the size and without the need to service the debt, there was limited impact on the Company’s liquidity.

2.   Plan to improve profitability through increased sales, reduction of expenses and securing additional financing from outside lenders.

a.    The Company continues to follow up on sales leads in order to generate gross profit revenue from new ride sales.

b.   The Company continues to provide parts and services to its captive customer / licensee base.

c.    In order to preserve cash, expenses have been cut back considerably over the past 3-4 years:

•     2004 - $1,381,927

•     2003 - $2,639,490

•     2002 - $3,441,435

•     2001 - $3,295,916

a.    In addition to selling off the assets to pay down debt, the Company has approached a number of potential “take-out” lenders to provide more favorable financing but has not been successful to date.

2.   Cash Requirements for Interest Expense

Tabular Disclosure of Contractual Obligations – from 20F filing

	Payments Due by Period
Contractual Obligations as of July 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt reclassified as short term:
Non-convertible secured loan bearing interest at 10.5% per annum (a)	$2,465,697	$2,465,697	0	0	0
Promissory Note bearing interest at 18% per annum (b)	$60,000	$60,000	0	0	0
Settlement Agreement (c)	$195,515	$45,052	150,463	0	0
Capital Lease Obligations:	0	0	0	0	0
Operating Lease Obligations: (rent & office equipment)	$52,471	$42,688	$9,783	0	0
Purchase Obligations:	0	0
Other Long-Term Liabilities:	0	0	0	0	0
Total	$2,773,683	$2,613,437	160,246	0	0

Response to SEC comment:

Although no interest payments are being demanded at this time from each lender pending the sale of the assets, maximum annual interest is being accrued on the debt obligations in (a), (b) and (c) as follows:

a.    $258,898  (10.5% of $2,465,697)

b.   $10,800    (18.0% of $60,000)

c.    $16,618    (  8.5% of $195,515)

Financial Statements – Note 2. Significant Accounting Policies

3.   Accounting Policy for establishing reserves for inventory obsolescence

a.    The Company’s policy for establishing reserves for inventory obsolescence includes the following assessments at year-end:

i. Assessment of current market demand for our products

ii.            Assessment of the average inventory turnover for our products

iii.           Assessment of the average age of the inventory on hand

Based upon the above assessments, management determined that no reserve was required for inventory obsolescence as at July 31, 2004.  As noted in the ITEM 5 – Inventories - from 2000-2003,  the Company wrote down 100% of its finished goods and work in process, initially valued at approximately $1.2 million.

4.   Accounting Policy for establishing allowances for doubtful accounts

Each customer is bound by a License Agreement outlining the terms and conditions required to keep the License in good standing.  Non payment of accounts receivable (royalties and/or parts and services invoices) results in a default in the License Agreement.  As a result, the Company’s experience with respect to bad debts and allowances for doubtful accounts is very low, or in fact non existent.

At July 31, 2004, no allowance was set up as all accounts receivables were considered collectible.

However, in determining if an account is doubtful, which requires writing off the receivable or setting up an allowance, the Company’s policy is as follows:

i. Each month end, an assessment is made on all accounts receivables

ii.            If an account is over 60 days old, an assessment made internally as to why the account remains outstanding.  In the majority of cases, the cause is tied to slow turn-around time and eventually payment is received.

iii.           If an account is unpaid after 90 days, a notice is delivered to the customer that all parts and service orders received will not be processed until all outstanding amounts are paid.  If payment is not made, the customer is notified that the License is in default.

At July 31, 2004, the total amounts owing on accounts older than 90 days amounted to $15,939.  As at February 22, 2005, these amounts have been collected and no allowance is required. There were no billing disputes relating to these accounts.

Note. 2 (i) Revenue recognition

5.   Royalty Revenue

Under a License Agreement, the customers/parks are responsible for reporting all ride and merchandise sales relating to the Company’s ride.  The calculation reports and royalty payments are received within 10 days after the end of each calendar month during the Operating Season.  Royalty revenue is recognized when it is received.

Conditions and terms of royalty agreements - Excerpt from Standard License Agreement

a.    ROYALTY PAYMENTS

i.  LICENSEE agrees to pay a royalty to LICENSOR for each SKYCOASTER located within the TERRITORY during the TERM as follows (referred to herein as “Royalty Payments”):

1.    a per ride Royalty Payment equal to the greater of (a) FIVE PERCENT (5%) of the price per SKYCOASTER ride charged at the PARK to customers; plus

2.    a Royalty Payment equal to FIVE PERCENT (5%) of the gross revenues LICENSEE receives from the sales of all MERCHANDISE bearing one or more TRADEMARKS.

3.    The Royalty Payments referred to in (i) and (ii) above shall be paid to LICENSOR within TEN (10) days of the end of each calendar month during the OPERATING SEASON and each payment shall include all Royalty Payments payable in respect of the prior month’s use and sales.

ii. Throughout the TERM, LICENSEE agrees where the sum of the Royalty Payments made under Article 4.1 in any OPERATING SEASON is less than  EIGHT THOUSAND DOLLARS ($8,000) for each SKYCOASTER located within the TERRITORY, the difference will be paid by LICENSEE within TEN (10) days after the end of the OPERATING SEASON.  Minimum Royalty Payments shall be paid regardless or irrespective of actual use of the SKYCOASTER and/or MERCHANDISE.  If such minimum Royalty Payments are not made by LICENSEE, then LICENSOR may, at its discretion, terminate this AGREEMENT.

iii.             Royalty Payments are net amounts due and payable to LICENSOR in US dollars and no withholding or any other tax shall be deducted therefrom.  Any withholding or other tax shall be borne by LICENSEE.  If the PARK is outside the US, LICENSEE shall make all necessary filings under any Tax Treaty between the U.S. and such other jurisdiction on behalf of LICENSOR for the payment of the Royalty Payments and shall send a copy of the filed documents to LICENSOR.  Further, if the PARK is outside the US, LICENSEE shall send, together with any payment of Royalty Payments, a tax certificate or receipt to LICENSOR as may be required by LICENSOR to avoid double taxation on the part of LICENSOR

ARTICLE 1

a.    ROYALTY REPORTS AND RECORDS

i.  LICENSEE agrees to furnish LICENSOR, within TEN (10) days after the end of each calendar month during the OPERATING SEASON, a royalty report (referred to herein as “Royalty Report(s)”), utilizing the form provided by LICENSOR with amounts listed in US Dollars, prepared by a responsible individual or corporate officer showing in detail all royalty proceeds, if any, due LICENSOR from LICENSEE with respect to such calendar month and such reasonable supporting information as LICENSOR shall request.  At the time of rendering such monthly Royalty Reports, additional royalties, if any, shown therein to be due but not previously paid shall be paid to LICENSOR.

ii. LICENSEE shall keep and maintain, in accordance with generally accepted accounting principles, full, clear and accurate books, records and accounts relating to the sale and operation of the SKYCOASTER and MERCHANDISE.  LICENSEE shall permit an independent auditor selected by LICENSOR to examine said books, records and accounts, on reasonable notice, for the purpose of determining the royalties due and payable to LICENSOR pursuant to the terms of this AGREEMENT.  Should any audit by LICENSOR determine an underpayment of royalty to LICENSOR of FIVE PERCENT (5%) or more, then LICENSEE shall repay LICENSOR for the cost of such audit, and shall immediately pay such discrepancy as a condition for the continuance of this AGREEMENT.

SEC Comment: How are royalty revenues earned?

Response_- as per above, the customer is required to submit the monthly report.  The Company records royalty income as per the report and when the payment is received.

SEC Comment: Accounting for revenues earned under the joint venture agreement?

Response_- The Company has an arrangement with one customer where the Company owns the ride rather than the customer.  This revenue share or joint venture entitles the Company to receive 40% of the revenue from gross ride and merchandise sales associated with the Skycoaster attraction.  The remaining 60% of revenues is retained by the park to cover operating costs and profits. Note. Under a traditional ride sale, where the customer pays for the ride, the Company is entitled to 5% royalties as identified in the section above.   This joint venture business relationship expires at the end of the 2005 operating season unless renewed. Joint Venture revenues are included in Other revenue in the Statements of Operations and Deficit.

SEC Comment: How does the Company account for any upfront royalty payments it receives?

Response_- It is not standard practice to receive up front royalties.  At July 31, 2004, there were no upfront royalties.  If this was to occur, these royalties would be accounted for as customer deposits or deferred income.

2.   Other Revenue

Other Revenue consists of joint venture revenue and miscellaneous non operating revenue such as interest income etc. There are no cost of sales associated with this category.

The Revenue Recognition footnote refers to Other revenues in the context of the types of revenues the Company generates.  The reference to Other revenues consisting primarily of sales of parts should not be read to mean Other revenue in the Statement of Operations and Deficit.  All parts sales are included in Product sales in the Statements of Operations and Deficit.  The cost of parts sales are included in Cost of sales.

3.   Schedule II – Valuation of Qualifying Accounts

As at July 31, 2004, there was no allowance for doubtful accounts and therefore this Schedule is not applicable.

4.   Item 15 – Controls and Procedures

The suggested wording to “clarify that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information  required to be disclosed by us as an issuer in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure; or

Simply concluding that our disclosure controls and procedures are effective or ineffective, whichever the case may be “-   will be used in the future.

Summary

The Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action  with respect to the filing; and

•     the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please direct all enquiries to Ben Catalano, President and CEO, at 1 800 522-2449.

Sincerely,

Ben Catalano

322 – 4585 Canada Way, Burnaby, BC, Canada  V5G 4L6

Tel:  (604) 294-8084  Fax:  (604) 294-8709  Toll Free: (800) 522-2449  Email: info@thrilltime.com

www.thrilltime.com